IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2025 and for the three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 83, beginning on July 1st, 2025.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and registered in the Superintendence on September 12, 2023 with the number 15555, Book 114 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 773,057,700 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 7,731.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate and agricultural activities.

Direct interest of the Parent Company on the capital stock: 412,158,780 common shares.

Percentage of votes of the Parent Company (direct interest) on the shareholders’ equity: 53.3237% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Argentine Pesos)
Common stock with a face value of ARS 10 per share and entitled to 1 vote each	773,057,700	7,731

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) As of September 30, 2025, the capital increase and the issuance of shares resolved by the board of directors on October 23, 2025, was in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2024
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
CNV	Securities Exchange Commission (Argentina)
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
GCDI	GCDI S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFRS	International Financial Reporting Standards
INDEC	Argentine Institute of Statistics and Census
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
NIS	New Israeli Shekel
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.
Tandanor	Tandanor S.A.C.I. y N.
U.P.	Port use
USA	United States of America

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of September 30, 2025 and June 30, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2025	06.30.2025
ASSETS
Non-current assets
Investment properties	8	2,720,845	2,484,603
Property, plant and equipment	9	57,109	57,319
Trading properties	10, 22	140,930	132,164
Intangible assets	11	19,452	19,211
Right-of-use assets	12	12,141	12,594
Investments in associates and joint ventures	7	182,870	188,840
Deferred income tax assets	19	7,218	7,333
Income tax credit		58	61
Trade and other receivables	13, 14	44,283	34,965
Investments in financial assets	13	37,138	29,208
Total non-current assets		3,222,044	2,966,298
Current assets
Trading properties	10, 22	35,621	37,825
Inventories	22	1,353	1,294
Income tax credit		442	373
Trade and other receivables	13, 14	137,161	137,742
Investments in financial assets	13	332,855	231,821
Derivative financial instruments	14	1,304	-
Cash and cash equivalents	13	92,343	187,373
Total current assets		601,079	596,428
TOTAL ASSETS		3,823,123	3,562,726
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		1,828,372	1,671,973
Non-controlling interest		106,626	99,784
TOTAL SHAREHOLDERS’ EQUITY		1,934,998	1,771,757
LIABILITIES
Non-current liabilities
Borrowings	13, 17	586,379	540,218
Lease liabilities	12	3,371	3,463
Deferred income tax liabilities	19	847,250	789,434
Trade and other payables	13, 16	67,610	64,581
Income tax liabilities		23,458	-
Provisions	18	44,318	34,091
Salaries and social security liabilities		126	130
Total non-current liabilities		1,572,512	1,431,917
Current liabilities
Borrowings	13, 17	104,618	145,533
Lease liabilities	12	5,374	5,462
Trade and other payables	13, 16	132,854	128,108
Income tax liabilities		53,510	58,948
Provisions	18	4,588	5,496
Derivative financial instruments	13	-	52
Salaries and social security liabilities		14,669	15,453
Total current liabilities		315,613	359,052
TOTAL LIABILITIES		1,888,125	1,790,969
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,823,123	3,562,726

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2025	09.30.2024
Revenues	20	129,259	118,414
Costs	21, 22	(49,903)	(42,766)
Gross profit		79,356	75,648
Net gain / (loss) from fair value adjustment of investment properties	8	219,935	(297,111)
General and administrative expenses	21	(16,307)	(14,631)
Selling expenses	21	(6,295)	(5,731)
Other operating results, net	23	(2,417)	(5,331)
Profit / (loss) from operations		274,272	(247,156)
Share of (loss) / profit of associates and joint ventures	7	(3,927)	10,754
Profit / (loss) before financial results and income tax		270,345	(236,402)
Finance income	24	2,910	951
Finance costs	24	(19,228)	(15,341)
Other financial results	24	(11,703)	28,580
Inflation adjustment	24	4,067	5,592
Financial results, net		(23,954)	19,782
Profit / (loss) before income tax		246,391	(216,620)
Income tax expense	19	(82,953)	72,958
Profit / (loss) for the period		163,438	(143,662)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries and associates (i)		(1,443)	(655)
Total other comprehensive loss for the period		(1,443)	(655)
Total comprehensive income / (loss) for the period		161,995	(144,317)

Profit / (loss) for the period attributable to:
Equity holders of the parent		153,846	(139,197)
Non-controlling interest		9,592	(4,465)

Total comprehensive profit / (loss) attributable to:
Equity holders of the parent		152,200	(139,572)
Non-controlling interest		9,795	(4,745)

Profit / (loss) per share attributable to equity holders of the parent: (ii)
Basic		204.04	(192.26)
Diluted		188.31	(192.26) (iii)

(i)
The components of other comprehensive loss do not generate an impact on income tax.
(ii)
See note 28 to the Annual Consolidated Financial Statements as of June 30, 2025.
(iii)
Given that the result for the period showed losses, there is no diluted effect of such result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares (v)	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2025	7,533	92	485,611	26,307	720,687	(67,842)	70,826	274,016	(98,153)	252,896	1,671,973	99,784	1,771,757
Net profit for the period	-	-	-	-	-	-	-	-	-	153,846	153,846	9,592	163,438
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,646)	-	(1,646)	203	(1,443)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,646)	153,846	152,200	9,795	161,995
Warrants exercise (ii)	106	-	-	(3,069)	7,162	-	-	-	-	-	4,199	-	4,199
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	51	51
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(3,004)	(3,004)
Reserve for share-based payments	-	-	-	-	-	63	-	-	(63)	-	-	-	-
Balance as of September 30, 2025	7,639	92	485,611	23,238	727,849	(67,779)	70,826	274,016	(99,862)	406,742	1,828,372	106,626	1,934,998

(i) Includes ARS 5 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2025.
(ii) As of September 30, 2025, the remaining warrants to exercise amount to 53,853,144. See Note 28 to these Financial Statements.
(iii) Group´s other reserves for the period ended September 30, 2025 are comprised as follows:

	Cost of treasury shares	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2025	(7,609)	(4,948)	52,439	(138,035)	(98,153)
Other comprehensive loss for the period	-	(1,646)	-	-	(1,646)
Total comprehensive loss for the period	-	(1,646)	-	-	(1,646)
Reserve for share-based payments	66	-	-	(129)	(63)
Balance as of September 30, 2025	(7,543)	(6,594)	52,439	(138,164)	(99,862)

(1) Includes revaluation surplus.

 The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2024	7,181	234	485,576	32,652	706,774	(15,226)	70,826	274,016	11,182	20,388	1,593,603	109,021	1,702,624
Net loss for the period	-	-	-	-	-	-	-	-	-	(139,197)	(139,197)	(4,465)	(143,662)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(375)	-	(375)	(280)	(655)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	(375)	(139,197)	(139,572)	(4,745)	(144,317)
Repurchase of treasury shares	(115)	115	-	-	-	-	-	-	(20,667)	-	(20,667)	-	(20,667)
Warrants exercise	54	-	17	(1,794)	4,016	-	-	-	-	-	2,293	-	2,293
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	113	113
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(4,390)	(4,390)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(7)	-	(7)	7	-
Balance as of September 30, 2024	7,120	349	485,593	30,858	710,790	(15,226)	70,826	274,016	(9,867)	(118,809)	1,435,650	100,006	1,535,656

(i) Includes ARS 37 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2025.
(ii) Group’s other reserves for the period ended September 30, 2024 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2024	(39,719)	107,787	(4,307)	85,803	(138,382)	11,182
Other comprehensive loss for the period	-	-	(375)	-	-	(375)
Total comprehensive loss for the period	-	-	(375)	-	-	(375)
Repurchase of treasury shares	(20,667)	-	-	-	-	(20,667)
Changes in non-controlling interest	-	-	-	-	(7)	(7)
Balance as of September 30, 2024	(60,386)	107,787	(4,682)	85,803	(138,389)	(9,867)

(1) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the three-month periods ended September 30, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2025	09.30.2024
Operating activities:
Net cash generated from operating activities before income tax paid	15	85,235	65,614
Income tax paid		(2,987)	(2,621)
Net cash generated from operating activities		82,248	62,993
Investing activities:
Acquisition of participation in associates		(6,319)	-
Acquisition and improvements of investment properties		(17,574)	(18,277)
Proceeds from sales of investment properties		-	138
Acquisitions and improvements of property, plant and equipment		(1,561)	(1,643)
Proceeds from sales of property, plant and equipment		25	-
Acquisitions of intangible assets		(139)	(1,265)
Proceeds from sales of interest held in associates and joint ventures		-	3,206
(Payment) / proceeds from derivative financial instruments		(293)	30
Acquisitions of investments in financial assets		(266,109)	(76,510)
Proceeds from disposal of investments in financial assets		158,300	62,226
Interest received from financial assets		18,150	4,604
Proceeds from loans granted to related parties		476	293
Loans granted		(306)	-
Net cash used in investing activities		(115,350)	(27,198)
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		-	5,882
Payment of borrowings and non-convertible notes		(37,031)	(16,837)
(Payments) / obtaining of short term loans, net		(4,841)	17,616
Interests paid		(23,143)	(13,460)
Repurchase of non-convertible notes		-	(10,315)
Capital contributions from non-controlling interest in subsidiaries		51	113
Warrants exercise		4,199	2,293
Payment of lease liabilities		(401)	(1,004)
Repurchase of treasury shares		-	(20,667)
Net cash used in financing activities		(61,166)	(36,379)
Net decrease in cash and cash equivalents		(94,268)	(584)
Cash and cash equivalents at the beginning of the period	13	187,373	41,807
Inflation adjustment of cash and cash equivalents		(480)	(90)
Foreign exchange loss on cash and cash equivalents and unrealized fair value result for cash equivalents		(282)	(1,286)
Cash and cash equivalents at end of the period	13	92,343	39,847

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on November 5, 2025.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose final beneficiary is Eduardo Sergio Elsztain.

As of the date of these Financial Statements, the Group owns 16 shopping malls, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.12% interest in Banco Hipotecario S.A. (BHSA) (see note 7), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 15 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Paseo Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), three in Buenos Aires Province (Alto Avellaneda, Soleil Premium Outlet and Terrazas de Mayo) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a portfolio of five office buildings and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2025 prepared in accordance with IFRS Accounting Standards issued by the IASB. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements as of September 30, 2025 and for the interim periods of three months ended September 30, 2025 and 2024 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IRSA Inversiones y Representaciones Sociedad Anónima

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyper-inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of September 30, 2025, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of September 30, 2025 (three months)	As of September 30, 2025 (twelve months)
Price variation	6%	32%

As a consequence, these Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2025 and their comparative information were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2025 and September 30, 2024 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1).

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2025 are detailed below.

4.1.
Sales of “Ramblas del Plata” lots

On July 17, 2025, IRSA signed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the lots, with an additional cash payment of USD 3.5 million and the inclusion in the price of sellable square meters valued at USD 3.6 million. This transaction added USD 7.1 million, equivalent to ARS 8,953 million, to the original agreement, corresponding to 5,000 additional sellable square meters as a result of the substitution of the lot in question.

This transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements, and generated a gain of ARS 1,285 million, which has been recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements.

4.2.
Acquisition of the Al Oeste Shopping

On September 17, 2025, we informed that the Company has acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently operating below its potential, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, it is planned to be converted into an outlet center to be relaunched during next year.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid to date. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition of “Investment properties” for ARS 12,352 million and “Intangible assets” for ARS 14 million with a recognition of Imputed interest for ARS 1,069 million.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

From June 30, 2025 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, as described in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the three-month periods ended September 30, 2025 and 2024:

	09.30.2025
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	103,202	(610)	26,667	-	129,259
Costs	(23,172)	64	(26,795)	-	(49,903)
Gross profit / (loss)	80,030	(546)	(128)	-	79,356
Net gain / (loss) from fair value adjustment of investment properties	219,665	270	-	-	219,935
General and administrative expenses	(16,441)	71	-	63	(16,307)
Selling expenses	(6,321)	26	-	-	(6,295)
Other operating results, net	(2,479)	(3)	128	(63)	(2,417)
Profit from operations	274,454	(182)	-	-	274,272
Share of (loss) / profit of associates and joint ventures	(4,492)	565	-	-	(3,927)
Segment profit / (loss)	269,962	383	-	-	270,345
Reportable assets	3,143,667	(2,404)	-	681,860	3,823,123
Reportable liabilities (i)	-	-	-	(1,888,125)	(1,888,125)
Net reportable assets	3,143,667	(2,404)	-	(1,206,265)	1,934,998

	09.30.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	95,517	(560)	23,457	-	118,414
Costs	(19,230)	55	(23,591)	-	(42,766)
Gross profit / (loss)	76,287	(505)	(134)	-	75,648
Net loss from fair value adjustment of investment properties	(297,289)	178	-	-	(297,111)
General and administrative expenses	(14,759)	87	-	41	(14,631)
Selling expenses	(5,767)	36	-	-	(5,731)
Other operating results, net	(5,348)	(4)	62	(41)	(5,331)
(Loss) / profit from operations	(246,876)	(208)	(72)	-	(247,156)
Share of profit of associates and joint ventures	10,444	310	-	-	10,754
Segment loss	(236,432)	102	(72)	-	(236,402)
Reportable assets	2,593,920	684	-	418,026	3,012,630
Reportable liabilities (i)	-	-	-	(1,476,974)	(1,476,974)
Net reportable assets	2,593,920	684	-	(1,058,948)	1,535,656

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 99 as of September 30, 2025.

(i) The CODM focuses its review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group for the three-month periods ended September 30, 2025 and 2024:

	09.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	72,823	6,085	4,052	17,787	2,455	103,202
Costs	(6,322)	(574)	(3,368)	(12,110)	(798)	(23,172)
Gross profit	66,501	5,511	684	5,677	1,657	80,030
Net gain / (loss) from fair value adjustment of investment properties	63,953	45,623	110,294	-	(205)	219,665
General and administrative expenses	(8,050)	(497)	(3,625)	(2,628)	(1,641)	(16,441)
Selling expenses	(3,716)	(217)	(723)	(1,268)	(397)	(6,321)
Other operating results, net	468	147	70	(169)	(2,995)	(2,479)
Profit / (loss) from operations	119,156	50,567	106,700	1,612	(3,581)	274,454
Share of loss of associates and joint ventures	-	-	-	-	(4,492)	(4,492)
Segment profit / (loss)	119,156	50,567	106,700	1,612	(8,073)	269,962

Investment properties and trading properties	1,610,386	314,334	979,799	-	2,040	2,906,559
Investment in associates and joint ventures	-	-	-	-	175,660	175,660
Other operating assets	5,398	534	120	48,069	7,327	61,448
Reportable assets	1,615,784	314,868	979,919	48,069	185,027	3,143,667

	09.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	68,304	5,403	1,926	18,212	1,672	95,517
Costs	(4,829)	(378)	(1,821)	(11,127)	(1,075)	(19,230)
Gross profit	63,475	5,025	105	7,085	597	76,287
Net loss from fair value adjustment of investment properties	(7,344)	(89,257)	(200,443)	-	(245)	(297,289)
General and administrative expenses	(6,685)	(551)	(2,609)	(3,231)	(1,683)	(14,759)
Selling expenses	(3,256)	(126)	(555)	(1,390)	(440)	(5,767)
Other operating results, net	(96)	(86)	(9,039)	(71)	3,944	(5,348)
Profit / (loss) from operations	46,094	(84,995)	(212,541)	2,393	2,173	(246,876)
Share of profit of associates and joint ventures	-	-	-	-	10,444	10,444
Segment profit / (loss)	46,094	(84,995)	(212,541)	2,393	12,617	(236,432)

Investment properties and trading properties	1,022,759	353,143	892,370	-	2,914	2,271,186
Investment in associates and joint ventures	-	-	-	-	192,336	192,336
Other operating assets	4,895	511	70,648	46,944	7,400	130,398
Reportable assets	1,027,654	353,654	963,018	46,944	202,650	2,593,920

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	09.30.2025	06.30.2025
Beginning of the period / year	188,755	191,114
Sale of interest in associates	-	(3,961)
Capital contributions	-	37
Share of (loss) / profit	(3,927)	29,591
Currency translation adjustment	324	101
Dividends (Note 25)	(2,381)	(28,340)
Transfers from/to financial assets (ii)	-	370
Decrease of interest (iii)	-	(157)
End of the period / year (i)	182,771	188,755

(i)
As of September 30, 2025 and June 30, 2025 includes ARS (99) and ARS (85) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(ii)
Corresponds to the participation in GCDI S.A. and Challenger Gold Ltd.
(iii)
Corresponds to the decrease of interest due to the liquidation of Cyrsa S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	09.30.2025	06.30.2025	09.30.2025	06.30.2025	09.30.2025	09.30.2024
Associates and joint ventures
New Lipstick	49.96%	49.96%	1,677	1,560	117	(84)
BHSA	29.12%	29.12%	135,019	141,828	(6,809)	5,795
BACS	37.72%	37.72%	11,137	11,703	(566)	(117)
Nuevo Puerto Santa Fe	50.00%	50.00%	7,212	9,011	581	317
La Rural SA	50.00%	50.00%	25,166	22,273	2,892	4,038
GCDI	-	-	-	-	-	912
Other joint ventures	N/A	N/A	2,560	2,380	182	(5)
Total associates and joint ventures			182,771	188,755	(3,603)	10,856

Below is additional information about the Group’s main investments in associates and joint ventures:

					Financial information
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss) / profit for the period		Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*)	47	(*)	(1)	(*)	(51)
BHSA	Argentina	Financial	436,780,922	(**)	1,500	(**)	(23,383)	(**)	450,806
BACS	Argentina	Financial	33,125,751	(**)	88	(**)	(1,501)	(**)	29,522
Nuevo Puerto Santa Fe	Argentina	Real estate	138,750		28		1,162		13,810
La Rural SA	Argentina	Organization of events	714,998	(**)	1	(**)	5,870	(**)	50,252

(*) Amounts in millions of US Dollars.
(**) Prepared in accordance with IFRS regulations.

Puerto Retiro (joint venture)

There have been no changes to what was disclosed in Note 8 to the Annual Financial Statements.

La Rural (joint venture)

There have been no changes to what was disclosed in Note 8 to the Annual Financial Statements.

Arcos

There have been no changes to what was disclosed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	09.30.2025		06.30.2025
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	974,060	1,510,543	1,536,030	979,642
Additions	17,813	5,380	28,552	50,406
Capitalized leasing costs	4	66	69	124
Amortization of capitalized leasing costs (i)	(36)	(65)	(139)	(266)
Transfers	(6,458)	(410)	(93,396)	(4,051)
Disposals	-	-	(9,631)	(19)
Currency translation adjustment	13	-	(68)	-
Net gain / (loss) from fair value adjustment (ii)	164,147	55,788	(487,357)	484,707
Fair value at the end of the period / year	1,149,543	1,571,302	974,060	1,510,543

(i)
Amortization charges of capitalized leasing costs were recognized in "Costs" in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
For the three-month period ended September 30, 2025, the net gain from fair value adjustment of investment properties was ARS 219,935. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

IRSA Inversiones y Representaciones Sociedad Anónima

Level 2:

a)
The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms increased by 18.24% during the three-month period ended September 30, 2025, due to the variation of the implicit exchange rate which was above inflation. Likewise, there is an impact for the sales and acquisitions of the period.

Level 3:

a)
loss of ARS 73,514 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 202,907 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
a decrease of 9 basis points in the discount rate used for cash flows and a decrease of 11 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 17,356.

Additionally, due to the impact of the inflation adjustment, ARS 85,927 were reclassified for shopping malls from “Net gain / (loss) from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The following is the balance by type of investment property of the Group for the three-month period ended September 30, 2025 and for the year ended June 30, 2025:

	09.30.2025	06.30.2025
Shopping Malls (i)	1,590,380	1,525,663
Offices and other rental properties	360,015	308,056
Undeveloped parcels of land	767,892	648,120
Properties under development	689	689
Others	1,869	2,075
Total	2,720,845	2,484,603

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	09.30.2025	09.30.2024
Revenues (Note 20)	107,903	98,818
Direct operating costs	(34,830)	(30,257)
Development costs	(1,397)	(675)
Net realized gain from fair value adjustment of investment properties (i)	-	14
Net unrealized gain / (loss) from fair value adjustment of investment properties (ii)	219,935	(297,125)

(i) Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.
(ii) Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2025, mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	09.30.2025	06.30.2025
Costs	134,070	55,452	12,964	202,486	192,238
Accumulated depreciation	(83,962)	(51,111)	(10,094)	(145,167)	(138,227)
Net book amount at the beginning of the period / year	50,108	4,341	2,870	57,319	54,011
Additions	1,213	268	80	1,561	8,521
Disposals	(23)	-	-	(23)	-
Currency translation adjustment	-	-	11	11	6
Transfers	-	96	-	96	1,721
Depreciation charges (ii)	(1,195)	(514)	(146)	(1,855)	(6,940)
Balances at the end of the period / year	50,103	4,191	2,815	57,109	57,319
Costs	135,260	55,816	13,055	204,131	202,486
Accumulated depreciation	(85,157)	(51,625)	(10,240)	(147,022)	(145,167)
Net book amount at the end of the period / year	50,103	4,191	2,815	57,109	57,319

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of September 30, 2025, depreciation charges of property, plant and equipment were recognized as follows: ARS 1,374 in "Costs", ARS 477 in "General and administrative expenses" and ARS 4 in "Selling expenses", respectively in the Statement of Income and Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	Completed properties	Properties under development	Undeveloped sites	09.30.2025	06.30.2025
Beginning of the period / year	2,290	153,303	14,396	169,989	29,466
Additions	-	1,106	215	1,321	3,186
Currency translation adjustment	-	987	-	987	(702)
Transfers	-	6,458	-	6,458	173,047
Impairment	-	-	-	-	(20,266)
Disposals	-	(2,203)	(1)	(2,204)	(14,742)
End of the period / year	2,290	159,651	14,610	176,551	169,989
Non-current				140,930	132,164
Current				35,621	37,825
Total				176,551	169,989

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	09.30.2025	06.30.2025
Costs	2,634	22,157	18,756	43,547	117,633
Accumulated amortization	-	(18,073)	(6,263)	(24,336)	(22,206)
Net book amount at the beginning of the period / year	2,634	4,084	12,493	19,211	95,427
Additions	-	314	14	328	3,233
Transfers	-	314	-	314	(77,320)
Currency translation adjustment	-	-	-	-	1
Amortization charges (i)	-	(378)	(23)	(401)	(2,130)
Balances at the end of the period / year	2,634	4,334	12,484	19,452	19,211
Costs	2,634	22,785	18,770	44,189	43,547
Accumulated amortization	-	(18,451)	(6,286)	(24,737)	(24,336)
Net book amount at the end of the period / year	2,634	4,334	12,484	19,452	19,211

(i)
As of September 30, 2025, amortization charges were recognized in the amount of ARS 388 in "Costs", ARS 9 in "General and administrative expenses" and ARS 4 in "Selling expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets and lease liabilities

The Group’s right-of-use assets as of September 30, 2025 and June 30, 2025 are the following:

	09.30.2025	06.30.2025
Offices, shopping malls and other rental properties	7,623	7,904
Convention center	4,518	4,690
Total Right-of-use assets	12,141	12,594
Non-current	12,141	12,594
Total	12,141	12,594

The depreciation charge of the right-of use-assets is detailed below:

	09.30.2025	09.30.2024
Offices, shopping malls and other rental properties	282	169
Convention center	172	321
Total depreciation of right-of-use assets (i)	454	490

(i)
As of September 30, 2025, amortization charges were recognized as follows: ARS 296 in "Costs", ARS 23 in "General and administrative expenses" and ARS 135 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

The Group’s lease liabilities as of September 30, 2025 and June 30, 2025 are the following:

	09.30.2025	06.30.2025
Offices, shopping malls and other rental properties	6,217	6,478
Convention center	2,528	2,447
Total lease liabilities	8,745	8,925
Non-current	3,371	3,463
Current	5,374	5,462
Total	8,745	8,925

13.
Financial instruments by category

In accordance with IFRS 7, this note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements.

Financial assets and financial liabilities as of September 30, 2025 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2025
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	146,959	-	-	-	146,959	39,865	186,824
Investments in financial assets:
- Public companies’ securities	-	26,892	-	-	26,892	-	26,892
- Mutual funds	-	149,182	-	-	149,182	-	149,182
- Bonds	-	160,241	-	-	160,241	-	160,241
- Others	6,097	11,078	13,709	2,794	33,678	-	33,678
Derivative financial instruments:
- Foreign-currency future contracts	-	1,207	-	-	1,207	-	1,207
- Bond futures	-	97	-	-	97	-	97
Cash and cash equivalents:
- Cash at bank and on hand	34,530	-	-	-	34,530	-	34,530
- Short-term investments	7,229	50,584	-	-	57,813	-	57,813
Total assets	194,815	399,281	13,709	2,794	610,599	39,865	650,464

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2025
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	72,039	-	-	-	72,039	128,425	200,464
Borrowings (Note 17)	690,997	-	-	-	690,997	-	690,997
Lease liabilities (Note 12)	8,745	-	-	-	8,745	-	8,745
Total liabilities	771,781	-	-	-	771,781	128,425	900,206

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2025 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2025
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	149,487	-	-	149,487	28,081	177,568
Investments in financial assets:
- Public companies’ securities	-	37,412	-	37,412	-	37,412
- Mutual funds	-	140,122	-	140,122	-	140,122
- Bonds	-	59,131	-	59,131	-	59,131
- Others	5,732	4,040	14,592	24,364	-	24,364
Cash and cash equivalents:
- Cash at bank and on hand	177,680	-	-	177,680	-	177,680
- Short term investments	-	9,693	-	9,693	-	9,693
Total assets	332,899	250,398	14,592	597,889	28,081	625,970

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2025
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	64,592	-	-	64,592	128,097	192,689
Borrowings (Note 17)	685,751	-	-	685,751	-	685,751
Lease liabilities (Note 12)	8,925	-	-	8,925	-	8,925
Derivative financial instruments:
- Foreign-currency future contracts	-	21	-	21	-	21
- Bond futures	-	31	-	31	-	31
Total liabilities	759,268	52	-	759,320	128,097	887,417

As of September 30, 2025, there have been no significant changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The carrying amount of assets and liabilities measured at amortized cost does not differ significantly from their fair value, except for loans, whose fair value is disclosed in Note 17.

The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option - Warrant (Others)	Black & Scholes without dilution	Underlying asset price and volatility	Level 3	-

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2025 and June 30, 2025 are as follows:

	09.30.2025	06.30.2025
Sale, leases and services receivables	67,545	73,394
Less: Allowance for doubtful accounts	(5,380)	(4,861)
Total trade receivables	62,165	68,533
Borrowings, deposits and others	61,962	54,321
Advances to suppliers	24,530	12,946
Tax receivables	9,775	9,512
Prepaid expenses	3,395	3,427
Dividends receivable	14,143	19,817
Others	5,474	4,151
Total other receivables	119,279	104,174
Total trade and other receivables	181,444	172,707
Non-current	44,283	34,965
Current	137,161	137,742
Total	181,444	172,707

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 27.

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.2025	06.30.2025
Beginning of the period / year	4,861	4,546
Additions (i)	484	1,401
Recovery (i)	(70)	(199)
Exchange rate differences	397	751
Receivables written off during the period / year as uncollectible	-	(178)
Inflation adjustment	(292)	(1,460)
End of the period / year	5,380	4,861

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2025 and 2024:

	Note	09.30.2025	09.30.2024
Profit / (loss) for the period		163,438	(143,662)
Adjustments for:
Income tax	19	82,953	(72,958)
Amortization and depreciation	21	2,811	2,612
Gain from disposal of property, plant and equipment	23	(2)	-
Net (gain) / loss from fair value adjustment of investment properties	8	(219,935)	297,111
Gain from lease modification		-	(2,049)
Impairment of intangible assets	23	-	9,226
Gain from disposal of associates and joint ventures	23	-	(1,247)
Gain on sale of trading properties and others		(1,375)	(650)
Financial results, net		41,260	(22,518)
Provisions and allowances		10,024	4,019
Share of loss / (profit) of associates and joint ventures	7	3,927	(10,754)
Changes in operating assets and liabilities:
Increase in inventories		(59)	(8)
Decrease in trading properties and under development		2,260	291
(Increase) / decrease in trade and other receivables		(10,609)	14,634
Increase / (decrease) in trade and other payables		11,790	(5,211)
Decrease in salaries and social security liabilities		(965)	(3,134)
Decrease in provisions		(283)	(88)
Net cash generated by operating activities before income tax paid		85,235	65,614

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2025 and 2024:

	09.30.2025	09.30.2024
Increase of investments in financial assets through a decrease of investments in associates and joint ventures	6,319	410
Decrease in investments in associates and joint ventures through a decrease in borrowings	1,181	-
Other comprehensive loss for the period	1,443	655
Decrease in investment properties through an increase in property, plant and equipment	96	1,331
Increase in intangible assets through an increase in salaries and social security liabilities	175	-
Decrease in investments in financial assets through a decrease in trade and other payables	6,571	-
Increase of investments in financial assets through a decrease in trade and other receivables	4,512	-
Decrease in Shareholders’ Equity through an increase in trade and other payables	3,004	4,390
Barter transactions of investment properties	-	18
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	1,200	-
Increase in intangible assets through a decrease in investment properties	314	2,515
Increase in intangible assets through an increase in trade and other payables	14	-
Decrease in borrowings through an increase in trade and other payables	-	3,497
Increase in investments in associates and joint ventures through an increase in trade and other payables	-	37
Increase in investment properties through an increase in trade and other payables	5,689	4,044
Decrease in right-of-use assets through a decrease in lease liabilities	-	7,230
Decrease of investment in financial assets through an increase in derivative financial instruments	-	37
Decrease of investment in financial assets through an increase in trade and other receivables	320	-
Decrease in investment properties through an increase in trading properties	6,458	-

16.
Trade and other payables

Group’s trade and other payables as of September 30, 2025 and June 30, 2025 were as follows:

	09.30.2025	06.30.2025
Customers´ advances (*)	71,388	68,079
Trade payables	31,544	25,516
Accrued invoices	15,680	15,073
Admission fees (*)	46,142	48,042
Other income to be accrued	574	599
Tenant deposits	747	681
Total trade payables	166,075	157,990
Taxes payable	10,321	11,377
Other payables	24,068	23,322
Total other payables	34,389	34,699
Total trade and other payables	200,464	192,689
Non-current	67,610	64,581
Current	132,854	128,108
Total	200,464	192,689

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 27.

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2025 and June 30, 2025 was as follows:
	Book value		Fair value
	09.30.2025	06.30.2025	09.30.2025	06.30.2025
Non-convertible notes	675,516	668,056	688,624	671,364
Bank loans and others	2,374	4,870	2,374	4,870
Bank overdrafts	7,870	7,114	7,870	7,114
Other borrowings	1,950	2,686	1,950	2,686
Loans with non-controlling interests	3,287	3,025	3,287	3,025
Total borrowings	690,997	685,751	704,105	689,059
Non-current	586,379	540,218
Current	104,618	145,533
Total	690,997	685,751

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	09.30.2025	06.30.2025
Beginning of the period / year	39,502	85	39,587	36,497
Additions (i)	6,683	-	6,683	5,182
Share of loss of associates	-	14	14	99
Recovery (i)	(7)	-	(7)	(1,522)
Used during the period / year	(283)	-	(283)	(535)
Inflation adjustment	2,912	-	2,912	(134)
End of the period / year	48,807	99	48,906	39,587
Non-current			44,318	34,091
Current			4,588	5,496
Total			48,906	39,587

(i) Additions and recovery of legal claims are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii) Corresponds to investments in Puerto Retiro, a joint venture with negative equity.
(iii) Includes the provision for the IDBD demand.

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conducting an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

IRSA Inversiones y Representaciones Sociedad Anónima

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. During the fiscal year 2023 and to date, the process has followed its natural course and the Company has responded to all the requirements that have been made.

On January 17, 2024, the Court rejected the request for inhibition of assets and seizure of IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties present the requested documentation as part of the evidentiary stage. A preliminary hearing was held in which the parties discussed document requests and agreed to attempt to reach a consensus on certain facts of the case. In the hearing, the parties were granted a deadline until October 2024 to present witnesses. A list of witnesses has been submitted, and the parties are negotiating to agree on certain facts of the case, to be reflected in a document to be submitted to the Court within the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to provide all documents requested by IRSA and Dolphin and, if necessary, to request the relevant documentation from the bondholders, setting a deadline of the end of April 2025. Should the bondholders refuse, IRSA and Dolphin would be entitled to file a judicial request to obtain such documentation. In July 2025, IDBD provided additional documentation to the defendants, who reserved the right to request further documents through legal proceedings that may be in the possession of the bondholders. The Court has set November 6, 2025, as the deadline for IDBD to submit its sworn statement regarding the main points of its claim and the documents it holds, while also extending the deadline for IRSA and Dolphin to submit their own statements. The parties have informed the Court of their intention to hold a private meeting to initiate negotiations aimed at resolving the dispute. The Court has suggested that the parties engage in private negotiations or mediation to reach a resolution, although the date for such a meeting has not yet been determined.

The company is discussing the admissibility of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's legal advisors and the actions taken to date, an accounting provision related to this claim has been recorded in accordance with the applicable accounting standards. As of the date of issuance of these condensed interim financial statements, the legal process is still ongoing.

19.
Taxes

The details of the Group’s income tax, is as follows:
	09.30.2025	09.30.2024
Current income tax	(25,022)	(26,290)
Deferred income tax	(57,931)	99,248
Income tax	(82,953)	72,958

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2025 and 2024:

	09.30.2025	09.30.2024
(Profit) / loss for the period at tax rate applicable in the respective countries	(84,755)	73,832
Permanent differences:
Share of (loss) / profit of associates and joint ventures	(1,388)	4,954
Provision of tax loss carry forwards	(1,281)	668
Accounting Inflation adjustment permanent difference	(425)	5,447
Difference between provision and tax return	4	(3)
Non-taxable profit, non-deductible expenses and others	190	(4,107)
Tax inflation adjustment permanent difference	4,702	(7,833)
Income tax	(82,953)	72,958

The gross movement in the deferred income tax account as of September 30, 2025 and June 30, 2025 is as follows:

	09.30.2025	06.30.2025
Beginning of period / year	(782,101)	(819,174)
Deferred income tax charge	(57,931)	37,073
End of period / year	(840,032)	(782,101)
Deferred income tax assets	7,218	7,333
Deferred income tax liabilities	(847,250)	(789,434)
Deferred income tax liabilities, net	(840,032)	(782,101)

20.
Revenues

	09.30.2025	09.30.2024
Base rent	53,751	45,242
Contingent rent	10,412	15,709
Admission rights	7,510	6,609
Parking fees	4,958	3,859
Commissions	2,758	2,296
Property management fees	732	657
Others	1,022	907
Averaging of scheduled rent escalation	93	82
Rentals and services income	81,236	75,361
Revenue from hotels operation and tourism services	17,777	18,208
Sale of trading properties and others	3,579	1,388
Total revenues from sales, rentals and services	102,592	94,957
Expenses and collective promotion fund	26,667	23,457
Total revenues from expenses and collective promotion funds	26,667	23,457
Total Group’s revenues	129,259	118,414

IRSA Inversiones y Representaciones Sociedad Anónima

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	09.30.2025	09.30.2024
Cost of sale of goods and services	3,891	-	-	3,891	2,380
Salaries, social security costs and other personnel expenses	17,587	7,585	583	25,755	23,074
Depreciation and amortization	2,159	509	143	2,811	2,612
Fees and payments for services	1,440	2,031	401	3,872	3,847
Maintenance, security, cleaning, repairs and others	14,576	1,381	13	15,970	14,785
Advertising and other selling expenses	4,063	9	1,344	5,416	4,704
Taxes, rates and contributions	4,318	841	3,305	8,464	6,331
Director´s fees (Note 25)	-	2,934	-	2,934	2,819
Leases and service charges	859	374	48	1,281	766
Allowance for doubtful accounts, net	-	-	414	414	115
Other expenses	1,010	643	44	1,697	1,695
Total as of September 30, 2025	49,903	16,307	6,295	72,505	-
Total as of September 30, 2024	42,766	14,631	5,731	-	63,128

22.
Costs

	09.30.2025	09.30.2024
Inventories at the beginning of the period	171,283	31,062
Purchases and expenses	49,079	42,679
Currency translation adjustment	987	(1,211)
Transfers	6,458	-
Inventories at the end of the period	(177,904)	(29,764)
Total costs	49,903	42,766

The following table presents the composition of the Group’s inventories as of September 30, 2025 and June 30, 2025:

	09.30.2025	06.30.2025
Real estate	176,551	169,989
Others	1,353	1,294
Total inventories at the end of the period (*)	177,904	171,283

(*) Inventories include trading properties and inventories, net of impairments.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Other operating results, net

	09.30.2025	09.30.2024
Lawsuits and other contingencies	(6,676)	(1,085)
Donations	(174)	(217)
Interest and allowances generated by operating credits	727	315
Administration fees	199	184
Gain from disposal of associates and joint ventures	-	1,247
Gain from disposal of property, plant and equipment	2	-
Impairment of intangible assets	-	(9,226)
Others	3,505	3,451
Total other operating results, net	(2,417)	(5,331)

24.
Financial results, net

	09.30.2025	09.30.2024
Finance income:
- Interest income	2,910	951
Total finance income	2,910	951
Finance costs:
- Interest expenses	(14,716)	(14,367)
- Other finance costs	(4,512)	(974)
Total finance costs	(19,228)	(15,341)
Other financial results:
- Fair value gain from financial assets and liabilities at fair value through profit or loss, net	16,359	9,529
- Exchange rate differences, net	(29,125)	18,874
- (Loss) / gain from repurchase of non-convertible notes	(9)	35
- Gain from derivative financial instruments, net	1,072	142
Total other financial results	(11,703)	28,580
- Inflation adjustment	4,067	5,592
Total financial results, net	(23,954)	19,782

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2025 and June 30, 2025:

Item	09.30.2025	06.30.2025
Trade and other receivables	56,341	55,497
Investments in financial assets	19,266	8,723
Borrowings	(404)	(1,288)
Trade and other payables	(21,411)	(21,535)
Total	53,792	41,397

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	09.30.2025	06.30.2025	Description of transaction	Item
New Lipstick	335	310	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	2,992	2,766	Other investments	Investments in financial assets
	429	387	Loans granted	Trade and other receivable
Banco Hipotecario S.A.	58	54	Leases and/or rights of use receivable	Trade and other receivable
	12,943	19,817	Dividends receivable	Trade and other receivable
La Rural S.A.	4,717	1,998	Canon	Trade and other receivable
	(78)	(522)	Others	Trade and other payables
	6	5	Others	Trade and other receivable
	(1)	(1)	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures (1)	-	(907)	Loans obtained	Borrowings
	4	10	Management Fee	Trade and other receivable
	(72)	(64)	Others	Trade and other payables
	79	52	Others	Trade and other receivable
	1	1	Share based payments	Trade and other receivable
	19	19	Loans granted	Trade and other receivable
	1,200	-	Dividends	Trade and other receivable
Total associates and joint ventures	22,632	23,925
Cresud	556	-	Reimbursement of expenses receivable	Trade and other receivable
	(1,843)	(3,358)	Corporate services payable	Trade and other payables
	9,001	3,438	Bonds	Investments in financial assets
	(3)	(3)	Share based payments	Trade and other payables
Total parent company	7,711	77
Futuros y Opciones.com S.A.	4,549	-	Bonds	Investments in financial assets
Amauta Agro S.A.	5	3	Reimbursement of expenses receivable	Trade and other receivable
	-	(4)	Others	Trade and other payables
Helmir S.A.	(404)	(381)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	4,150	(382)
Directors	(5,160)	(6,812)	Fees for services received	Trade and other payables
	38	5	Reimbursement of expenses receivable	Trade and other receivable
Galerias Pacifico	15	3	Others	Trade and other receivable
Sutton	7,044	6,485	Loans granted	Trade and other receivable
	(89)	(107)	Others	Trade and other payables
Rundel Global LTD	2,724	2,519	Other investments	Investments in financial assets
Yad Levim LTD	28,733	26,215	Loans granted	Trade and other receivable
Sociedad Rural Argentina S.A.	(11,134)	(10,315)	Others	Trade and other payables
Others	(63)	(105)	Leases and/or rights of use receivable	Trade and other payables
	145	96	Others	Trade and other receivable
	(26)	(32)	Others	Trade and other payables
	(2,942)	(212)	Dividends payable	Trade and other payables
	14	37	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	19,299	17,777
Total at the end of the period / year	53,792	41,397

(1) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A. and Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month periods ended September 30, 2025 and 2024:

Related party	09.30.2025	09.30.2024	Description of transaction
Comparaencasa Ltd.	275	(152)	Financial operations
Other associates and joint ventures (1)	(158)	16	Financial operations
	(4)	(1)	Leases and/or rights of use
	148	154	Corporate services
Total associates and joint ventures	261	17
Cresud	195	20	Leases and/or rights of use
	(3,817)	(3,510)	Corporate services
	809	(9)	Financial operations
Total parent company	(2,813)	(3,499)
Helmir S.A.	(41)	8	Financial operations
Futuros y Opciones.com S.A.	82	-	Financial operations
Total subsidiaries of parent company	41	8
Directors	(2,934)	(2,819)	Fees and remunerations
Senior Management	(104)	(209)	Fees and remunerations
Yad Leviim LTD	403	377	Financial operations
Sociedad Rural Argentina S.A.	603	892	Financial operations
Others	31	30	Corporate services
	(75)	(69)	Leases and/or rights of use
	558	(548)	Financial operations
	(170)	(181)	Donations
	(203)	(362)	Fees and remuneration
	(111)	(137)	Legal services
Total others	(2,002)	(3,026)
Total at the end of the period	(4,513)	(6,500)

(1)
Includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A., BHN Sociedad de Inversión S.A., La Rural S.A. and Nuevo Puerto Santa Fe S.A.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2025 and 2024:

Related party	09.30.2025	09.30.2024	Description of the operation
Puerto Retiro S.A.	-	(37)	Irrevocable contributions
Total irrevocable contributions	-	(37)
Nuevo Puerto Santa Fe S.A.	2,381	410	Dividends received
Total dividends received	2,381	410

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Costs
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount	Argentinian Peso exchange rate (2)	09.30.2025	06.30.2025
Assets
Trade and other receivables
US Dollar	36.13	1,371.00	49,538	37,105
Euros	0.01	1,608.59	16	15
Receivables with related parties:
US Dollar	26.67	1,380.00	36,804	33,486
Total trade and other receivables			86,358	70,606
Investments in financial assets
US Dollar	85.79	1,371.00	117,623	145,413
Pounds	0.69	1,842.76	1,272	926
New Israel Shekel	10.08	416.25	4,197	2,847
Investments with related parties:
US Dollar	11.99	1,380.00	16,542	6,203
Total investments in financial assets			139,634	155,389
Derivative financial instruments
US Dollar	0.07	1,371.00	98	-
Total Derivative financial instruments			98	-
Cash and cash equivalents
US Dollar	41.94	1,371.00	57,499	173,218
Uruguayan pesos	0.06	34.62	2	2
Pounds	-	1,842.76	4	4
Euros	0.01	1,608.59	16	12
New Israel Shekel	-	416.25	1	1
Brazilian Reais	0.01	254.00	3	2
Total cash and cash equivalents			57,525	173,239
Total Assets			283,615	399,234

Liabilities
Trade and other payables
US Dollar	30.52	1,380.00	42,118	34,335
Uruguayan pesos	0.75	34.62	26	24
Payables to related parties:
US Dollar	8.01	1,380.00	11,048	10,216
Total Trade and other payables			53,192	44,575
Borrowings
US Dollar	503.46	1,380.00	694,773	688,299
Borrowings with related parties
US Dollar	0.29	1,380.00	404	1,286
Total Borrowings			695,177	689,585
Derivative financial instruments
US Dollar	-	1,380.00	-	31
Total derivative financial instruments			-	31
Lease liabilities
US Dollar	3.37	1,380.00	4,649	4,583
Total lease liabilities			4,649	4,583
Provisions
New Israel Shekel	104.05	416.25	43,309	33,765
Total Provisions			43,309	33,765
Total Liabilities			796,327	772,539

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Exchange rates as of September 30, 2025 according to Banco de la Nación Argentina and Central Bank of the Argentine Republic.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Warrants exercise

During the three-month period ended September 30, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 3.1 million, equivalent to ARS 4,199 million, were received, for converted warrants of 7,110,930 and a total of 10,536,907 common shares of the Company with a nominal value of ARS 10 were issued.

29.
Subsequent events

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 10,368 million, to the legal reserve; (ii) to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 173,788 million; (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 23,200 million, to the integration of a facultative reserve named “special reserve,” which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

On November 4, 2025, the Company distributed among its shareholders the cash dividend in an amount of ARS 173,788 million.

Additionally, the subscription of an addendum to the warrant agreement originally entered on April 29, 2021, and amended on September 17, 2021, was approved, within the framework of the capital increase authorized by the CNV.

The addendum introduces the possibility for option holders to exercise their rights by delivering shares for the difference between the cash exercise price and the equivalent market value, paying only the nominal value of the shares.

Property Acquisition

IRSA acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. The Company intends to refurbish the property, enhancing an iconic asset of the City of Buenos Aires.

As of the date of issuance of these Financial Statements, the execution of the deed of transfer of ownership remains pending.